Exhibit 99.1

Half-Year Report

January – June 2018

Contents

MorphoSys Group:

Half-Year Report January – June 2018

SUMMARY

INTERIM GROUP MANAGEMENT REPORT
BUSINESS ENVIRONMENT AND ACTIVITIES
RESEARCH AND DEVELOPMENT AND OPERATING BUSINESS DEVELOPMENT
INTELLECTUAL PROPERTY
HUMAN RESOURCES
FINANCIAL ANALYSIS
RISK AND OPPORTUNITY REPORT
OUTLOOK

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME (IFRS) FOR THE FIRST SIX MONTHS OF 2018 AND 2017 (UNAUDITED)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (IFRS) FOR THE FIRST SIX MONTHS OF 2018 AND 2017 (UNAUDITED)
CONSOLIDATED BALANCE SHEET (IFRS) AS OF JUNE 30, 2018 (UNAUDITED) AND DECEMBER 31, 2017 (AUDITED)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (IFRS) AS OF JUNE 30, 2018 AND 2017 (UNAUDITED)
CONSOLIDATED STATEMENT OF CASH FLOWS (IFRS) FOR THE FIRST SIX MONTHS OF 2018 AND 2017 (UNAUDITED)
NOTES (UNAUDITED)

Summary of the Second Quarter of 2018

FINANCIAL RESULTS FOR THE FIRST HALF OF 2018

•	Group revenue in the first half of 2018 totaled € 10.9 million (Q1-Q2 2017: € 23.6 million), and EBIT amounted to € -43.2 million (Q1-Q2 2017: € -30.3 million).
•	The Group’s liquidity position on June 30, 2018, was € 450.5 million (December 31, 2017: € 312.2 million).
•

Subject to U.S. anti-trust clearance, MorphoSys is increasing its financial guidance for 2018 following signing of a deal on MOR106 with Novartis expecting revenues of between EUR 67 and 72 million, EBIT of EUR -55 to -65 million and expenses for proprietary development and technology development of EUR 87 to 97 million.

OPERATING HIGHLIGHTS FOR THE SECOND QUARTER OF 2018

•

In April 2018, MorphoSys successfully completed an IPO on the NASDAQ Stock Market. The IPO raised gross proceeds of USD 239 million from the sale of 2,386,250 new ordinary shares in the form of 9,545,000 American Depositary Shares (“ADSs”) at a price of USD 25.04 per ADS.

•

Also in April 2018, MorphoSys announced that its licensee Janssen had received marketing approval for Tremfya® for the treatment of psoriasis in several countries including Japan, Brazil, Australia and South Korea. In Japan, marketing approval for Tremfya® was also granted for the treatment of psoriatic arthritis.

•	In early May 2018, MorphoSys and Galapagos announced the initiation of a phase 2 trial of MOR106 in patients suffering from moderate-to-severe atopic dermatitis.
•

In mid-June 2018, at the 23rd European Hematology Association (EHA) conference, MorphoSys presented initial clinical data from the ongoing phase 2 COSMOS trial with MOR208 in patients with chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma (SLL). The first data presented was from 11 patients enrolled into cohort A who were treated with MOR208 in combination with idelalisib.

•

MorphoSys also presented updated clinical data from an ongoing phase 1/2a trial with MOR202 in multiple myeloma at the EHA conference. Patients received MOR202 as a monotherapy, MOR202 in combination with lenalidomide or MOR202 in combination with pomalidomide, in each case with low-dose dexamethasone.

•

In mid-June 2018, MorphoSys announced that its licensee Roche had initiated a new phase 3 program of gantenerumab for the treatment of patients with early Alzheimer’s disease. The trials named GRADUATE-1 and GRADUATE-2 are investigating gantenerumab, an antibody directed against amyloid-beta, in an optimized dosing regimen.

•

At the close of the Annual General Meeting on May 17, 2018, the terms of office of Supervisory Board chairman Dr. Gerald Möller and Supervisory Board member Klaus Kühn ended. The Annual General Meeting elected Dr. George Golumbeski and Michael Brosnan to the Company’s Supervisory Board. In its constitutive meeting, the Supervisory Board elected Dr. Marc Cluzel as its new chairman and Dr. Frank Morich as vice chairman.

•	At the end of the second quarter of 2018, MorphoSys’s pipeline comprised a total of 115 therapeutic compounds, 29 of which are in clinical development.

SIGNIFICANT EVENTS AFTER THE END OF THE SECOND QUARTER OF 2018

•

MOR106: MorphoSys and Galapagos entered into a global license agreement with Novartis for MOR106. MorphoSys and Galapagos to receive up-front payment of EUR 95 million as well as significant potential future milestone payments plus double-digit royalties.

MORPHOSYS PRODUCT PIPELINE AS OF JULY 25, 2018

Most Advanced Development Stage

Program/Partner	Indication	Phase 1	Phase 2	Phase 3	Launched
Tremfya® (Guselkumab)*, Janssen	Psoriasis				
Gantenerumab, Roche	Alzheimer's disease				
MOR208	DLBCL, CLL/SLL				
Anetumab Ravtansine (BAY94-9343), Bayer	Solid tumors				
BHQ880, Novartis	Multiple myeloma				
Bimagrumab (BYM338), Novartis	Musculoskeletal diseases				
CNTO6785, Janssen	Inflammation				
Ianalumab (VAY736), Novartis	Inflammation				
MOR103/GSK3196165**, GSK	Inflammation				
MOR106, Novartis/Galapagos	Inflammation				
MOR202, I-MAB Biopharma ***	Multiple myeloma				
NOV-12, Novartis	Prevention of thrombosis				
Setrusumab (BPS804), Mereo/Novartis	Brittle bone syndrome				
Tesidolumab (LFG316), Novartis	Eye diseases				
Utomilumab (PF-05082566), Pfizer	Cancer				
Xentuzumab (BI-836845), BI	Solid tumors				
BAY1093884, Bayer	Hemophilia				
BAY2287411, Bayer	Cancer				
Elgemtumab (LJM716), Novartis	Cancer				
MOR107 (LP2-3)****, Lanthio Pharma	Not disclosed				
NOV-7, Novartis	Eye diseases				
NOV-8, Novartis	Inflammation				
NOV-9, Novartis	Diabetic eye diseases				
NOV-10, Novartis	Cancer				
NOV-11, Novartis	Blood disorders				
NOV-13, Novartis	Cancer				
NOV-14, Novartis	Asthma				
PRV-300 (CNTO3157), Provention Bio	Inflammation				
Vantictumab (OMP-18R5), OncoMed	Solid tumors				

Partnered Discovery Programs

Proprietary Development Programs

* We still consider Tremfya® a phase 3 compound due to ongoing studies in various indications.

** MOR103/GSK3196165 is fully outlicensed to GSK.

*** For development in China, Hong Kong, Taiwan, Macao.

**** A phase 1 study in healthy volunteers was completed. MOR107 is currently in preclinical investigation with a focus on oncology indications.

Interim Group Management Report:

January 1 – June 30, 2018

Business Environment and Activities

ECONOMIC DEVELOPMENT

The International Monetary Fund (IMF) expects world economic growth to increase in 2018, with global economic output projected to increase by 3.9% in both 2018 and 2019. Last year, global growth was 3.7%. The positive outlook is driven by the current upturn in Europe and Asia as well as the tax reform in the US. The IMF increased its forecast for Germany for the current year to 2.3% and 2.2% for the Eurozone, with growth in the US expected to reach 2.7% for this year.

Global financial markets rose further in the first half of 2018, with both the German DAX index and the TecDAX index reaching new interim highs. Political uncertainties and changes in the economic policies of some countries, however, continued to fuel equity market volatility. Especially upcoming concerns about the implementation of import duties between the US and its trading partners China and the European Union contributed to an increasing uncertainty and volatile stock prices.

IMPLICATIONS FOR MORPHOSYS

The economic developments described above had little impact on MorphoSys’s operating performance in the first six months of 2018. MorphoSys’s share price trended higher in the second quarter of 2018, significantly outperforming both the TecDAX and NASDAQ Biotechnology benchmark indices. On June 20, 2018, the share price exceeded € 100 for the first time since April 2000 and closed the day at € 102.00.

SECTOR OVERVIEW

The first half of 2018 was marked by medical conferences, including the world’s largest oncology conference, the annual meeting of the American Society of Clinical Oncology (ASCO) in Chicago, USA, in early June 2018, where pharmaceutical and biotechnology companies presented the results of their research. At the 23rd Annual Meeting of the European Hematology Association (EHA), the leading European conference on hematology, held in Stockholm in mid-June, MorphoSys presented clinical data from its proprietary programs MOR208 and MOR202.

BUSINESS PERFORMANCE

MorphoSys is pleased with the Company’s business performance in both the proprietary and partnered discovery segments in the first half of 2018.

In the first quarter, MorphoSys announced updated interim data (cut-off date: December 12, 2017) from the ongoing phase 2 L-MIND trial of its proprietary compound MOR208 in combination with lenalidomide in patients with relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL). The results for 68 out of a total of 81 patients enrolled in the study, who were evaluable by the time of the data cut, were consistent with previous reported data. MorphoSys continues to engage in interactions with the Food and Drug Administration (FDA), based on the breakthrough therapy designation granted by the FDA, to evaluate potential routes to market approval of MOR208. In addition, clinical data from the phase 1 trial with MOR106 in atopic dermatitis were presented by MorphoSys and Galapagos earlier this year. The phase 2 study “IGUANA” with MOR106 in patients with moderate-to-severe atopic dermatitis was initiated in May 2018.

In the Partnered Discovery segment, MorphoSys also had positive news in the first half-year. MorphoSys’s licensing partner Janssen announced the approval of Tremfya® for the treatment of psoriasis in Australia, Brazil, South Korea and Japan. In Japan, Tremfya® was also approved for the treatment of psoriatic arthritis. MorphoSys’s licensee Roche started new phase 3 trials with gantenerumab in June 2018 to investigate the antibody in an optimized dosing regimen for the treatment of patients suffering from early Alzheimer’s disease.

In April 2018, MorphoSys successfully completed an initial public offering on the US NASDAQ stock exchange, thereby strengthening the Company’s financial position. The transaction involved the sale of a total of 2,386,250 new ordinary shares in the form of 9,545,000 American Depositary Shares (“ADS”) at a price of USD 25.04 per ADS. Each ADS represents 1/4 of a MorphoSys ordinary share. The gross proceeds from the transaction were approximately USD 239 million. The ADS price closed at the end of June 2018 with USD 30.34.

At the end of the second quarter of 2018, MorphoSys’s product pipeline comprised a total of 115 partnered and proprietary programs, 29 of which were in clinical development.

In the view of the Management Board, at the time of publishing this half-year report, MorphoSys was on track to reach its updated business and financial targets for the full year.

STRATEGY AND GROUP MANAGEMENT

MorphoSys has made no changes to its strategy or Group management during the first six months of 2018. A full description of the strategy and the Group management can be found on page 23 and following pages of the 2017 Annual Report.

Research and Development and Operating Business Development

PROPRIETARY DEVELOPMENT

MorphoSys’s proprietary development activities are currently focused on four clinical candidates:

•	the hemato-oncological program MOR208, for which MorphoSys holds worldwide commercial rights;

•	the hemato-oncological program MOR202, for which MorphoSys concluded a regional licensing agreement with I-Mab in November 2017 for development in China, Hong Kong, Taiwan and Macao;

•	the antibody MOR106, being co-developed with Galapagos for the treatment of inflammatory diseases; and

•	the lanthipeptide MOR107, being developed by MorphoSys’s Dutch subsidiary Lanthio Pharma.

GlaxoSmithKline (GSK) is currently conducting clinical trials with MOR103/GSK3196165 in rheumatoid arthritis and hand osteoarthritis. This antibody originated as a proprietary MorphoSys program and was out-licensed to GSK for clinical development.

MOR208 is an investigational Fc-enhanced therapeutic antibody targeting CD19, a molecule that can be found on the surface of certain blood cancer cells. The antibody is in clinical development for the treatment of B cell malignancies. MorphoSys is currently investigating MOR208 in three clinical studies in combination with other cancer drugs in the indications DLBCL and CLL/SLL. In addition to the three ongoing studies, MorphoSys is currently evaluating a broadening or extension of the MOR208 clinical development program in other indications and/or additional treatment lines.

The main focus of the current MOR208 development program is on relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL). Two of the three ongoing MOR208 studies, namely the L-MIND and B-MIND trials, are being conducted in this indication. Both trials are focusing on r/r DLBCL patients who are not eligible for high-dose chemotherapy (HDC) and subsequent autologous stem cell transplantation (ASCT). The available therapy options for this group of patients are currently very limited, thus the Company sees a high unmet medical need for new treatment alternatives.

The phase 2 L-MIND study (Lenalidomide – MOR208 IN DLBCL), initiated in April 2016, is designed as an open-label, single-arm study with the primary endpoint being the overall response rate (ORR) and multiple secondary endpoints, including progression-free survival (PFS), overall survival (OS) and time to progression (TTP). The recruitment of a total of 81 patients was completed in November 2017, and the subsequent treatment and observation within the study was continued in the reporting quarter. In October 2017, the US Food and Drug Administration (FDA) granted breakthrough therapy designation (BTD) for the drug combination MOR208 and lenalidomide based on interim data from the L-MIND trial. MorphoSys’s goal is to receive market approval for MOR208 in the United States based on this breakthrough therapy designation as soon as possible in close liaison with the FDA. During the quarter, the Company continued its interactions with the FDA to evaluate possible paths to market for MOR208, including the possibility of an expedited regulatory submission and approval for MOR208 based primarily on the L-MIND study.

The phase 2/3 study named B-MIND (Bendamustine – MOR208 IN DLBCL) initiated in September 2016 is designed to evaluate the safety and efficacy of MOR208 combined with the chemotherapeutic agent bendamustine in comparison to the cancer drug rituximab plus bendamustine. The study plans to enroll 330 patients worldwide suffering from r/r DLBCL and has been phase 3 since mid-2017. B-MIND recruitment and treatment of patients continued as planned in Q2 2018.

In addition to the two combination trials in DLBCL, MorphoSys has been evaluating MOR208 in a phase 2 combination trial in chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma (SLL) since December 2016. The trial, named COSMOS (CLL patients assessed for ORR & Safety in the MOR208 Study), is specifically designed to evaluate the safety of MOR208 in combination with the cancer drugs idelalisib (cohort A) and venetoclax (cohort B). The study enrolls patients for whom prior therapy with a Bruton’s tyrosine kinase (BTK) inhibitor, such as ibrutinib, has been discontinued. The Company believes that the medical need for this group of patients is high.

At the 23rd Congress of the European Hematology Association (EHA) in June 2018, MorphoSys presented initial clinical data from cohort A of the COSMOS trial in a poster presentation. The data included preliminary safety and efficacy data for all eleven patients enrolled in cohort A who were treated with MOR208 plus idelalisib (cut-off date: January 29, 2018). The patients enrolled had received an average of five previous treatment lines (range: 2-9 prior lines). Nine out of the eleven patients enrolled in the study (82%) had discontinued prior treatment with ibrutinib due to progressive disease and two patients (18%) due to toxicity. The most common treatment-emergent adverse events (TEAEs) of grade 3 or higher were hematologic, with neutropenia in four patients (36%) and anemia in three patients (27%) being the most frequently reported events. Ten treatment-emergent serious adverse events (SAEs) were reported in five patients (45%), none of which were fatal. All but one of the six treatment-related SAEs reported for three patients (27%) were suspected to be due to idelalisib. According to the preliminary analysis of efficacy performed by the investigators, the overall response rate (ORR) was 82%, including one complete response (CR, 9%) confirmed by a bone marrow biopsy and eight patients with partial responses (PR, 73%). In addition, two patients (18%) showed stable disease. The median observation time was 4.2 months.

MOR202 is directed against CD38, an antigen on the surface of benign and malignant plasma cells, which is thereby a target molecule for the treatment of plasma cell-derived bone marrow cancer (multiple myeloma, MM). Based on pre-clinical evidence, CD38 could also play a role in solid tumors and autoimmune diseases. MOR202 is currently being evaluated in a clinical phase 1/2a dose-escalation trial in pre-treated patients with relapsed/refractory multiple myeloma (MM). The trial comprises three arms: MOR202, MOR202 in combination with the immunomodulatory drug lenalidomide (LEN) and MOR202 in combination with the immunomodulatory agent pomalidomide (POM), each in combination with low-dose dexamethasone (DEX). Patient enrollment in the trial is complete, the treatment and observation of patients is still ongoing.

At the 23rd Congress of the European Hematology Association (EHA) in June 2018, MorphoSys presented updated clinical data from the phase 1/2a study. Overall, data from 56 patients in the clinically relevant dose cohorts of MOR202 (4 mg/kg, 8 mg/kg, 16 mg/kg) were evaluable for safety and efficacy analysis at the data cut-off of December 31, 2017. MOR202 was administered as a two-hour infusion up to the highest dose of 16 mg/kg. Infusion-related reactions (IRRs) occurred in 11% of patients in the clinically relevant dose cohorts of MOR202 and were limited to grade 1 or 2. Further, infusion time could be shortened to 30 minutes in the majority of the 16 patients remaining on study at the cut-off date. The most frequent adverse events of grade 3 or higher were neutropenia, lymphopenia and leukopenia in 52%, 48% and 39% of patients, respectively.

Patients treated with MOR202 in combination with LEN/DEX had a median of two prior treatment lines, with 59% unresponsive to at least one prior therapy. Median progression-free survival (PFS) was not yet reached. With 6 of the 17 patients in this cohort still on study at data cut-off, the median follow-up was 16.6 months. An objective response was observed in 11 out of 17 patients (65%), with two complete responses (CR), three very good partial responses (VGPR) and seven partial responses (PR). Patients receiving MOR202 with POM/DEX had a median of three prior treatment lines, all being refractory to prior therapies. Median PFS was 17.5 months. With 10 out of 21 patients in this cohort still on study by the time of the data cut-off, the median follow-up was 6.5 months. An objective response was observed in 10 out of 21 patients (48%), with two patients achieving a complete response (CR), four patients with a very good partial response (VGPR) and four partial responses (PR). Patients treated with MOR202 plus DEX had a median of three prior treatment regimens, of whom 67% were unresponsive to any prior therapy. Median PFS in this cohort was 8.4 months. All patients within this cohort had discontinued the study at the time of data cut-off so that the follow-up for the cohort is complete. An objective response to treatment was observed in five out of 18 patients (28%).

MorphoSys has decided to discontinue development of MOR202 in multiple myeloma (MM) beyond completion of the currently ongoing phase 1/2a trial. This is in line with previous announcements that the company would not continue to develop MOR202 in MM without having a suitable partner. Final data from the phase 1/2a trial are expected to be presented at an upcoming medical conference.

MorphoSys will continue to support its partner I-Mab’s development of MOR202 for the greater Chinese market as planned. In November 2017, MorphoSys and I-Mab Biopharma signed a regional licensing agreement for MOR202 in China, Hong Kong, Taiwan and Macao. MorphoSys expects I-Mab to initiate clinical trials in multiple myeloma (MM) in the first quarter of 2019.

In addition, MorphoSys continues to evaluate the potential development of MOR202 in other indications. Recently Genmab and Janssen discontinued a clinical study of the anti-CD38 antibody daratumumab in combination with a checkpoint inhibitor for the treatment of non-small cell lung cancer (NSCLC) based on an analysis of clinical interim data. This led to a decision by MorphoSys to stop the clinical development of MOR202 in NSCLC for the time being.

MOR106, a fully human antibody, is generated using MorphoSys’s Ylanthia platform. MOR106 is being co-developed together with Galapagos. MOR106 is the first publicly disclosed antibody directed against IL-17C in clinical development worldwide. After MorphoSys and Galapagos presented results from a phase 1 study of MOR106 in patients suffering from moderate-to-severe atopic dermatitis (AD) in February 2018, they announced the initiation of a phase 2 study of MOR106 called “IGUANA” in the same indication in early May 2018. The plan is to treat at least 180 patients with one of three different doses of MOR106 (1, 3 or 10 mg/kg) or a placebo using two different dosing regimens over a 12-week period in multiple centers across Europe. The placebo-controlled, double-blind study will evaluate the efficacy, safety and pharmacokinetics of MOR106. Dosing will be evaluated at 2- or 4-week intervals over the 12-week treatment period, followed by a 16-week observation period. The primary objective will be the percentage of change compared to baseline in the Eczema Area and Severity Index (EASI) score at week 12.

MOR107 is a lanthipeptide based on the proprietary technology platform of the Company’s Dutch subsidiary, Lanthio Pharma B.V., and the first lanthipeptide in MorphoSys’s clinical pipeline. Following the completion of a phase 1 clinical study in healthy volunteers and initial pre-clinical anti-tumor data, MOR107 is in a pre-clinical investigation in cancer indications to support a decision regarding possible further clinical studies.

In addition to the four active clinical programs MOR202, MOR208, MOR106 and MOR107, MorphoSys is also pursuing several proprietary programs in the early phases of research and development.

MOR103/GSK3196165 was out-licensed to GlaxoSmithKline (GSK). GSK is clinically investigating this HuCAL antibody in rheumatoid arthritis (RA) and inflammatory hand osteoarthritis (OA), including a phase 2b study in RA and a phase 2a study in patients suffering from inflammatory hand osteoarthritis. Both studies were completed according to the website clinicaltrials.gov, and MorphoSys expects data from those trials to be published by GSK in the course of 2018.

On June 30, 2018, the number of proprietary therapeutic antibody programs totaled 12, one of which was out-licensed (December 31, 2017: 13 programs, one of which was out-licensed). Five of these programs are in clinical development, one is in pre-clinical development, and six are in the discovery stage.

PARTNERED DISCOVERY

The Partnered Discovery segment comprises the activities and programs in which MorphoSys is contracted by its partners to apply its proprietary technology to discover new antibodies. Partners are then responsible for the products’ clinical development and subsequent commercialization with MorphoSys participating in the later development and commercialization success according to predefined milestone payments and royalties.

In April 2018, MorphoSys announced that its licensing partner Janssen has received approval in several countries for Tremfya® (guselkumab). Tremfya® was approved for the treatment of adults with moderate-to-severe plaque psoriasis in Brazil, Australia and Korea. Marketing approval was also granted in Japan for three forms of psoriasis (plaque psoriasis, psoriasis pustulosa and erythrodermic psoriasis) and psoriatic arthritis.

In June 2018, MorphoSys announced that its partner Roche had initiated a new phase 3 development program in patients with Alzheimer’s disease. The program consists of two phase 3 trials – GRADUATE-1 and GRADUATE-2 – which are expected to enroll approximately 1,520 patients in up to 350 study centers in 31 countries worldwide. The two multicenter, randomized, double-blind, placebo-controlled trials will assess the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease. The primary endpoint for both trials is the assessment of signs and symptoms of dementia, measured as the clinical dementia rating-sum of boxes (CDR-SOB) score, determined as the change of the status from baseline to week 104. Patients are to receive a significantly higher dose of gantenerumab than in Roche’s previous trials as a subcutaneous injection with titration up to the target dose. Gantenerumab is a monoclonal antibody directed against amyloid-beta generated by MorphoSys using its proprietary HuCAL antibody technology.

In June 2018, MorphoSys’s partner Bayer brought a new compound based on MorphoSys’s HuCAL technology into clinical development. BAY2287411 is a thorium-227 radiolabeled antibody conjugate directed against the target molecule mesothelin. In a phase 1 clinical trial, BAY2287411 is being tested for the first time in patients with solid tumors known to express mesothelin in order to evaluate safety, tolerability, pharmacokinetics and anti-tumor activity of the compound.

During the first six months of 2018, the number of therapeutic antibody programs in the Partnered Discovery segment increased to a total of 103 (December 31, 2017: 101). Of these programs, 24 are in clinical development, 24 in pre-clinical development and 55 in the discovery stage.

CORPORATE DEVELOPMENTS

In April 2018, MorphoSys successfully completed an initial public offering (IPO) on the NASDAQ Stock Market, generating gross proceeds of USD 239,006,800. The transaction was executed in two consecutive capital increases from Authorized Capital 2017-II, excluding the subscription rights of existing shareholders. Initially, 2,075,000 new ordinary shares were issued as part of a basic offering in the form of 8,300,000 American Depositary Shares (“ADS”). This was followed by the full exercise of an option granted to the underwriters to acquire a further 311,250 new ordinary shares in the form of 1,245,000 ADSs. The price was USD 25.04 per ADS in both transactions. Each ADS represents 1/4 of a MorphoSys ordinary share. The new ordinary shares underlying the ADSs in the basic offer and the option exercised by the underwriters correspond to approximately 8.1% of the common stock of MorphoSys prior to the capital increases from Authorized Capital 2017-II.

At the Annual General Meeting of MorphoSys AG on May 17, 2018, all resolution proposals of the management were approved with the required majority of votes. At the close of the Annual General Meeting on May 17, 2018, the terms of office of Supervisory Board members Dr. Gerald Möller and Dr. Marc Cluzel ended. Klaus Kühn resigned from the Supervisory Board for personal reasons at the end of the 2018 Annual General Meeting. The Annual General Meeting reelected

Dr. Marc Cluzel and newly elected Dr. George Golumbeski and Michael Brosnan to the Company’s Supervisory Board. In its constitutive meeting following the Annual General Meeting, the Supervisory Board elected Dr. Marc Cluzel as its new chairman and Dr. Frank Morich as vice chairman.

On May 24, 2018, MorphoSys AG published a notification to its shareholders in the German Federal Gazette pursuant to Sec. 62 Para. 2 Sent. 1, Para. 3 Sent. 3 (German Transformation Act) indicating its intention to merge Sloning BioTechnology GmbH as the transferring legal entity into MorphoSys AG, as the acquiring legal entity. Upon entry into the commercial register on June 28, 2018 and based on the merger agreement date May 17, 2018, Sloning BioTechnology GmbH, as the transferring legal entity, was merged into MorphoSys AG, as the acquiring legal entity, with the effective date of January 1, 2018.

MorphoSys has started building the necessary structures to prepare for the potential future commercialization of MOR208 in the United States. In order to provide the organizational framework for this, the American subsidiary, MorphoSys US Inc. was founded at the beginning of July 2018, which will commence and expand its operations in due course.

Intellectual Property

In the first six months of 2018, MorphoSys continued to consolidate and expand the patents protecting its development programs and growing technology portfolio, which represent the Company’s key value drivers.

Morphosys actively protects its IP portfolio. It continues to actively pursue a lawsuit against Janssen Biotech, and Genmab, A/S for patent infringement of U.S. Patent Numbers 8,263,746, 9,200,061 and 9,758,590. These patents, which are owned by MorphoSys, describe and claim antibodies with particular features that bind to CD38, as well as certain methods relating to such antibodies.

Currently, the Company maintains more than 50 different proprietary patent families worldwide in addition to the numerous patent families it pursues in cooperation with its partners.

Human Resources

On June 30, 2018, the MorphoSys Group had 311 employees (December 31, 2017: 326). During the first six months of 2018, the number of employees at the MorphoSys Group averaged 312 (Q1-Q2 2017: 347).

Financial Analysis

Revenues

Group revenues declined compared to the prior year, reaching € 10.9 million (Q1-Q2 2017: € 23.6 million). The decrease primarily resulted as expected from the scheduled expiration of the contract with Novartis in 2017. While license fees and funded research ceased as sources of revenue from this contract, the programs started during the collaboration with Novartis may lead to additional revenues from milestones and royalties in the future.

Success-based payments including royalties comprised 81%, or € 8.8 million (Q1-Q2 2017: 1% and € 0.3 million), of total revenues. From a geographical standpoint, MorphoSys generated 83%, or € 9.0 million, of its commercial revenues with biotechnology and pharmaceutical companies and non-profit organizations headquartered in North America and 17%, or € 1.9 million, with customers primarily located in Europe and Asia. In the comparable period of the previous year, these figures were 5% and 95%, respectively. Approximately 94% of the Group’s revenues were generated with customers Janssen, Leo Pharma and Pfizer (Q1-Q2 2017: 96% with Novartis, Leo Pharma and Pfizer).

PROPRIETARY DEVELOPMENT SEGMENT

In the first half of 2018, the Proprietary Development segment generated revenue of € 0.3 million (Q1-Q2 2017: € 0.5 million).

PARTNERED DISCOVERY SEGMENT

The revenue of the Partnered Discovery segment contained € 1.8 million of funded research and licensing fees (Q1-Q2 2017: € 22.8 million) and € 8.8 million (Q1-Q2 2017: € 0.3 million) of success-based payments and royalties.

Operating Expenses

RESEARCH AND DEVELOPMENT EXPENSES

In the first six months of 2018, research and development expenses amounted to € 43.0 million (Q1- Q2 2017: € 45.4 million). Expenses in this area were largely driven by costs for external laboratory services in the amount of € 17.3 million (Q1-Q2 2017: € 20.8 million) as well as personnel expenses in the amount of € 13.1 million (Q1-Q2 2017: € 13.9 million). Costs for external laboratory services included an impairment of combination compounds in the amount of € 2.7 million. Proprietary development expenses and technology development expenses amounted to € 39.2 million in the first six months of 2018 (Q1-Q2 2017: € 37.3 million). As a result of a regular review of MorphoSys’ proprietary portfolio it was decided not to continue a project in the research stage. Accordingly, an impairment of € 1.7 million was recorded in research and development expenses.

SELLING EXPENSES

Since January 1, 2018, the Group presents “selling expenses” as a separate line item. In the first six months of 2018, selling expenses amounted to € 2.3 million (Q1-Q2 2017: € 1.3 million). The presentation of selling expenses led to a change in the presentation of research and development expenses and general and administrative expenses for the first six months of 2017. These items were reduced by € 0.9 million and € 0.4 million, respectively, and the corresponding amounts are now presented in “selling expenses”. The reason for the introduction of the new line item and the resulting changes in the presentation in existing line items is the rising importance of selling expenses in connection with the planned preparations for the commercialization of MOR208.

GENERAL AND ADMINISTRATIVE EXPENSES

Compared to the same period of the previous year, general and administrative expenses increased to € 9.3 million (Q1-Q2 2017: € 7.6 million). This line item mainly comprised personnel expenses amounting to € 6.9 million (Q1-Q2 2017: € 5.9 million) and expenses for external services of € 1.3 million (Q1-Q2 2017: € 0.7 million).

Financial Position

LIQUIDITY

On June 30, 2018, the Group’s liquidity amounted to € 450.5 million, compared to € 312.2 million on December 31, 2017.

Liquidity as of June 30, 2018 is presented in the balance sheet items “cash and cash equivalents”, “financial assets at fair value, with changes recognized in profit or loss” as well as “financial assets at amortized cost”. As of December 31, 2017, liquidity had been presented in the balance sheet items “cash and cash equivalents”, “available-for-sale financial assets” as well as “financial assets classified as loans and receivables.”

The increase in liquidity resulted mainly from the capital increases due to the US IPO carried out in April 2018 (net proceeds of € 178.6 million after bank commissions and other fees). This was partially offset by the use of cash and cash equivalents for operations in the first six months of 2018.

Balance Sheet

ASSETS

As of June 30, 2018, total assets amounted to € 547.8 million and were € 132.4 million above their level on December 31, 2017 (€ 415.4 million). The rise in current assets of € 56.9 million mainly resulted from the capital increases carried out in April 2018.

In comparison to December 31, 2017, non-current assets increased by € 75.4 million to a total of € 150.1 million, mainly due to the capital increases carried out in April 2018.

LIABILITIES

Current liabilities declined from € 47.7 million on December 31, 2017 to € 41.2 million on June 30, 2018. This reduction mainly resulted from a decline in the items “accounts payable and accrued expenses,” “provisions” and “current portion of deferred revenue” as a result of the application of the new IFRS 15 standard with respect to revenue recognition.

Non-current liabilities declined by € 1.3 million compared to December 31, 2017. The decline resulted mainly from a reduction in “deferred tax liabilities.”

STOCKHOLDERS´ EQUITY

On June 30, 2018, Group equity totaled € 498.9 million compared to € 358.7 million on December 31, 2017.

As of June 30, 2018, the number of shares issued totaled 31,808,035, of which 31,498,195 were outstanding (December 31, 2017: 29,420,785 and 29,101,107 shares, respectively). Common stock was higher due to the capital increases carried out in April 2018 as a result of the IPO on the NASDAQ Global Market. The capital increases were based on American Depositary Shares (“ADS”), with each ADS representing 1/4 of a MorphoSys common share. In the process, 2,075,000 new shares were issued on April 18, 2018 and 311,250 new shares were issued on April 26, 2018 from Authorized Capital 2017-II. Common stock also increased by € 1,000 due to the exercise of 1,000 convertible bonds granted to the Senior Management Group. The weighted-average exercise price of the convertible bonds was € 31.88.

The value of treasury shares declined from € 11,826,981 on December 31, 2017 to € 11,463,369 on June 30, 2018. The reason for this decline was the transfer of 8,639 treasury shares in the amount of € 319,297 from the performance-based 2014 long-term incentive plan – (LTI plan) to the Management Board and the Senior Management Group. The vesting period for this LTI program expired on April 1, 2018 and provided beneficiaries a six-month option until October 10, 2018 to receive a total of 17,219 shares. In addition, 1,199 treasury shares valued at € 44,315 were transferred to related parties.

On June 30, 2018, additional paid-in capital amounted to € 618,183,743 (December 31, 2017: € 438,557,856). The increase totaling € 179,625,887 resulted mainly from two capital increases in April 2018 in the amount of € 176,189,996, the allocation of personnel expenses from share-based payments totaling € 3,768,628 and from the exercise of convertible bonds in the amount of € 30,875. This was partly compensated by the decline from the reclassification of treasury shares related to the allocation of shares from the performance-based 2014 long-term incentive plan in the amount of € 319,297 and the allocation of treasury shares to related parties in the amount of € 44,315.

Risk and Opportunity Report

The risks and opportunities and their assessment remain unchanged from the situation described on pages 64 – 72 in the 2017 Annual Report.

Outlook

FINANCIAL GUIDANCE

Following the recent signature of a deal with Novartis on MOR106 and subject to U.S. antitrust clearance, MorphoSys is increasing its financial guidance for 2018. Subject to U.S. antitrust clearance, MorphoSys expects Group revenues in the range of EUR 67 to 72 million (up from previously EUR 20 to 25 million) and earnings before interest and taxes (EBIT) of EUR -55 to -65 million (up from previously EUR -110 to -120 million). Expenses for proprietary development and technology development are expected to be in a corridor of EUR 87 to 97 million (previously EUR 95 to 105 million). This guidance does not include additional revenues from potential future collaborations and/or licensing partnerships, effects from potential in-licensing, development partnerships for new drug candidates.

The statements in the 2017 Annual Report on pages 49 to 52 concerning the strategic outlook, expected business and human resources developments, future research and development and the dividend policy continue to apply.

Consolidated Statement of Income (IFRS) – (unaudited)

in €	Note	Q2 2018	Q2 2017	Q1-Q2 2018	Q1-Q2 2017

Revenues	2	8,124,948	11,748,602	10,923,741	23,588,660
Operating Expenses	2
Research and Development		(25,813,012)	(22,514,387)	(42,981,245)	(45,427,024)
Selling		(1,452,098)	(754,930)	(2,292,594)	(1,330,326)
General and Administrative		(5,470,520)	(4,183,963)	(9,348,874)	(7,579,951)
Total Operating Expenses		(32,735,630)	(27,453,280)	(54,622,713)	(54,337,301)
Other Income		528,816	481,058	815,305	704,659
Other Expenses		(64,327)	(163,741)	(285,260)	(270,945)
Earnings before Interest and Taxes (EBIT)		(24,146,193)	(15,387,361)	(43,168,927)	(30,314,927)
Finance Income	3	195,911	56,708	217,136	171,739
Finance Expenses	3	(246,633)	(319,630)	(522,893)	(369,286)
Impairment Losses on Financial Assets	1	(639,000)	0	(727,000)	0
Income Tax Benefit / (Expenses)		1,296,902	(424,884)	1,174,660	(604,355)
Consolidated Net Loss		(23,539,013)	(16,075,167)	(43,027,024)	(31,116,829)
Earnings per Share, basic and diluted		(0.76)	(0.56)	(1.38)	(1.08)
Shares Used in Computing Earnings per Share, basic and diluted		31,095,634	28,954,392	31,134,361	28,865,564

Consolidated Statement of Comprehensive Income (IFRS)* – (unaudited)

in €	Q2 2018	Q2 2017	Q1-Q2 2018	Q1-Q2 2017

Consolidated Net Loss	(23,539,013)	(16,075,167)	(43,027,024)	(31,116,829)
Change in Unrealized Gains and Losses on Available-for-sale Financial Assets and Bonds	0	107,922	0	90,373
(Thereof € 0 for Q1-Q2 2018, € 0 in Q2 2018 and € 87,817 for Q1-Q2 2017, € 107,700 in Q2 2017, Reclassifications of realized Gains and Losses to Profit and Loss)
Change of Tax Effects presented in Other Comprehensive Income on Available-for-sale Financial Assets and Bonds	0	67,408	0	63,659
Change in Unrealized Gains and Losses on Available-for-sale Financial Assets and Bonds, Net of Tax Effects	0	175,330	0	154,032
Change in Unrealized Gains and Losses on Cash Flow Hedges	0	(702,432)	0	(774,740)
(Thereof € 0 for Q1-Q2 2018, € 0 in Q2 2018 and € 0 for Q1-Q2 2017, € 0 in Q2 2017, Reclassifications of realized Gains and Losses to Profit and Loss)
Change of Tax Effects presented in Other Comprehensive Income on Cash Flow Hedges	0	111,463	0	130,751
Change in Unrealized Gains and Losses on Cash Flow Hedges, Net of Tax Effects	0	(590,969)	0	(643,989)
Other Comprehensive Income	0	(415,639)	0	(489,957)
Total Comprehensive Income	(23,539,013)	(16,490,806)	(43,027,024)	(31,606,786)

*)

In the first six months of 2018 und 2017, the statement of comprehensive income only comprised components which will be reclassified in terms of IAS 1.82A (b) to profit and loss in subsequent periods when specific conditions are met.

Consolidated Balance Sheet (IFRS)

in €	Note	June 30, 2018 (unaudited)	Dec. 31, 2017 (audited)

ASSETS
Current Assets
Cash and Cash Equivalents	4	55,538,287	76,589,129
Available-for-sale Financial Assets	1, 4	0	86,538,195
Financial Assets classified as Loans and Receivables	1, 4	0	149,059,254
Financial Assets at Fair Value through Profit or Loss	1, 4	98,883,083	-
Other Financial Assets at Amortized Cost	1, 4	217,181,500	-
Accounts Receivable	4	11,736,083	11,234,308
Income Tax Receivables		141,666	654,511
Other Receivables	3, 4	795,255	84,727
Inventories, Net		276,310	300,753
Prepaid Expenses and Other Current Assets		13,060,313	16,219,761
Total Current Assets		397,612,497	340,680,638
Non-current Assets
Property, Plant and Equipment, Net		3,172,023	3,526,351
Patents, Net		4,180,486	4,669,128
Licenses, Net		2,566,186	2,999,074
In-process R&D Programs		50,418,227	52,158,527
Software, Net		379,347	655,399
Goodwill		7,364,802	7,364,802
Other Financial Assets at Amortized Cost, Net of Current Portion	1, 4	78,912,118	-
Prepaid Expenses and Other Assets, Net of Current Portion		3,153,008	3,344,292
Total Non-current Assets		150,146,197	74,717,573
Total Assets		547,758,694	415,398,211

in €	Note	June 30, 2018 (unaudited)	Dec. 31, 2017 (audited)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accrued Expenses	4	40,011,831	44,811,718
Tax Provisions		208,034	314,944
Provisions		521,344	1,185,741
Current Portion of Deferred Revenue		429,458	1,388,638
Total Current Liabilities		41,170,667	47,701,041
Non-current Liabilities
Provisions, Net of Current Portion		23,166	23,166
Deferred Revenue, Net of Current Portion		179,573	306,385
Convertible Bonds due to Related Parties	4	87,285	87,785
Deferred Tax Liability		6,637,248	7,811,258
Other Liabilities, Net of Current Portion		752,977	797,537
Total Non-current Liabilities		7,680,249	9,026,131
Total Liabilities		48,850,916	56,727,172

Stockholders’ Equity
Common Stock		31,808,035	29,420,785
Ordinary Shares Issued (31,808,035 and 29,420,785 for 2018 and 2017, respectively) Ordinary Shares Outstanding (31,498,195 and 29,101,107 for 2018 and 2017, respectively) Treasury Stock (309,840 and 319,678 shares for 2018 and 2017, respectively), at Cost		(11,463,369)	(11,826,981)
Additional Paid-in Capital		618,183,743	438,557,856
Revaluation Reserve		0	(105,483)
Accumulated Deficit		(139,620,631)	(97,375,138)
Total Stockholders’ Equity		498,907,778	358,671,039
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		547,758,694	415,398,211

Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)

			Common Stock
	Note	Shares	€

Balance as of January 1, 2017		29,159,770	29,159,770
Compensation Related to the Grant of Stock Options, Convertible Bonds and Performance Shares		0	0
Exercise of Convertible Bonds Issued to Related Parties		166,340	166,340
Transfer of Treasury Stock for Long-Term Incentive Program		0	0
Transfer of Treasury Stock to Members of the Management Board		0	0
Reserves:
Change in Unrealized Gains and Losses on Available-for-sale Financial Assets and Bonds, Net of Tax Effects		0	0
Change in Unrealized Gains on Cash Flow Hedges, Net of Tax Effects		0	0
Consolidated Net Loss		0	0
Total Comprehensive Income		0	0
Balance as of June 30, 2017		29,326,110	29,326,110
Balance as of December 31, 2017		29,420,785	29,420,785
Application of IFRS 9	1	0	0
Application of IFRS 15	1	0	0
Balance as of January 1, 2018		29,420,785	29,420,785
Capital Increase, Net of Issuance Cost of € 15,037,622	5	2,386,250	2,386,250
Compensation Related to the Grant of Stock Options, Convertible Bonds and Performance Shares	6, 9	0	0
Exercise of Convertible Bonds Issued to Related Parties	5, 6	1,000	1,000
Transfer of Treasury Stock for Long-Term Incentive Program	5, 6	0	0
Transfer of Treasury Stock to Related Parties	5, 6	0	0
Reserves:
Consolidated Net Loss		0	0
Total Comprehensive Income		0	0
Balance as of June 30, 2018		31,808,035	31,808,035

Treasury Stock		Additional Paid-in Capital	Revaluation Reserve	Accumulated Deficit	Total Stockholders’ Equity
Shares	€	€	€	€	€

396,010	(14,648,212)	428,361,175	136,101	(27,548,669)	415,460,165
0	0	3,104,976	0	0	3,104,976
0	0	5,120,223	0	0	5,286,563
(55,012)	2,033,244	(2,033,244)	0	0	0
(9,505)	351,305	(351,305)	0	0	0

0	0	0	154,032	0	154,032
0	0	0	(643,989)	0	(643,989)
0	0	0	0	(31,116,829)	(31,116,829)
0	0	0	(489,957)	(31,116,829)	(31,606,786)
331,493	(12,263,663)	434,201,825	(353,856)	(58,665,498)	392,244,918
319,678	(11,826,981)	438,557,856	(105,483)	(97,375,138)	358,671,039
0	0	0	105,483	(353,483)	(248,000)
0	0	0	0	1,135,014	1,135,014
319,678	(11,826,981)	438,557,856	0	(96,593,607)	359,558,053
0	0	176,189,996	0	0	178,576,246
0	0	3,768,628	0	0	3,768,628
0	0	30,875	0	0	31,875
(8,639)	319,297	(319,297)	0	0	0
(1,199)	44,315	(44,315)	0	0	0

0	0	0	0	(43,027,024)	(43,027,024)
0	0	0	0	(43,027,024)	(43,027,024)
309,840	(11,463,369)	618,183,743	0	(139,620,631)	498,907,778

Consolidated Statement of Cash Flows (IFRS) – (unaudited)

Q1-Q2 (in €)	Note	2018	2017

Operating Activities:
Consolidated Net Loss		(43,027,024)	(31,116,829)
Adjustments to Reconcile Net Loss to Net Cash Provided by / (Used in) Operating Activities:
Impairment of Assets		4,805,466	0
Depreciation and Amortization of Tangible and Intangible Assets		1,993,969	1,997,971
Net (Gain) / Loss on Sales of Available-for-sale Financial Assets		752,237	119,548
Proceeds from Derivative Financial Instruments		(545,632)	(30,359)
Net (Gain) / Loss on Derivative Financial Instruments		206,522	226,284
Net (Gain) / Loss on Sale of Property, Plant and Equipment		(22,298)	2,042
Recognition of Deferred Revenue		(500,084)	(9,623,524)
Stock-based Compensation	9	3,768,628	3,104,976
Income Tax (Benefit) / Expenses		(1,174,660)	604,355
Changes in Operating Assets and Liabilities:
Accounts Receivable		(613,775)	(986,911)
Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables		476,691	(1,297,859)
Accounts Payable and Accrued Expenses, Tax Provisions and Provisions		(4,078,193)	(559,266)
Other Liabilities		(1,223,550)	332,515
Deferred Revenue		549,107	10,052,491
Income Taxes Paid		(13,119)	(1,732,896)
Net Cash Provided by / (Used in) Operating Activities		(38,645,715)	(28,907,462)

Q1-Q2 (in €)	Note	2018	2017

Investing Activities:
Purchase of Financial Assets at Fair Value through Profit or Loss (2017: Available-for-sale Financial Assets)		(74,870,125)	(17,383,410)
Proceeds from Sales of Financial Assets at Fair Value through Profit or Loss (2017: Available-for-sale Financial Assets)		62,500,000	5,500,000
Proceeds from Sales of Bonds, Available-for-sale		0	6,500,000
Purchase of Other Financial Assets at Amortized Cost (2017: Financial Assets Classified as Loans and Receivables)		(192,910,000)	(63,000,000)
Proceeds from Sales of Other Financial Assets at Amortized Cost (2017: Financial Assets Classified as Loans and Receivables)		44,999,796	80,998,661
Purchase of Property, Plant and Equipment		(597,838)	(764,962)
Proceeds from Disposals of Property, Plant and Equipment		23,445	0
Purchase of Intangible Assets		(205,951)	(280,471)
Interest Received		49,945	200,826
Net Cash Provided by / (Used in) Investing Activities		(161,010,728)	11,770,644

Financing Activities:
Proceeds of Share Issuance	5	193,613,868	0
Cost of Share Issuance	5	(15,037,622)	0
Proceeds in Connection with Convertible Bonds Granted to Related Parties	5, 6	31,375	5,203,393
Interest Paid		(2,020)	0
Net Cash Provided by / (Used in) Financing Activities		178,605,601	5,203,393
Increase / (Decrease) in Cash and Cash Equivalents		(21,050,842)	(11,933,425)
Cash and Cash Equivalents at the Beginning of the Period		76,589,129	73,928,661
Cash and Cash Equivalents at the End of the Period		55,538,287	61,995,236

Notes (Unaudited)

MorphoSys AG (“the Company” or “MorphoSys”) develops and applies technologies for generating therapeutic antibodies. MorphoSys possesses a broad portfolio of proprietary compounds and an extensive pipeline of compounds jointly developed with partners from the pharmaceutical and biotechnology industry. The Group was founded in July 1992 as a German limited liability company and became a German stock corporation in June 1998. In March 1999, the Company completed its initial public offering on Germany’s “Neuer Markt,” the segment of the Deutsche Börse designated for high-growth companies. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange. On April 18, 2018, the Company completed its initial public listing on the NASDAQ Global Market with the placement of American Depositary Shares (ADS). Each ADS represents 1/4 of a MorphoSys ordinary share. MorphoSys AG’s registered head office is located in Planegg (district of Munich), and the registered business address is Semmelweisstraße 7, 82152 Planegg, Germany. The Company is registered in the Commercial Register of the District Court of Munich, Section B, under HRB 121023.

These interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) as applicable in the European Union (EU). These interim consolidated financial statements comply with IAS 34 “Interim Financial Reporting.”

The condensed interim consolidated financial statements do not contain all of the information and disclosures required for the financial year-end consolidated financial statements and, therefore, should be read in conjunction with the consolidated financial statements dated December 31, 2017.

The condensed interim consolidated financial statements were approved for publication on July 27, 2018.

The consolidated financial statements as of June 30, 2018, include MorphoSys AG, Lanthio Pharma B.V. (Groningen, the Netherlands) and LanthioPep B.V. (Groningen, the Netherlands), which are collectively known as the “Group.”

On May 24, 2018, MorphoSys AG published a notification to its shareholders in the German Federal Gazette pursuant to Sec. 62 Para. 2 Sent. 1, Para. 3 Sent. 3 UmwG (German Transformation Act) indicating its intention to merge Sloning BioTechnology GmbH as the transferring legal entity into MorphoSys AG as the acquiring legal entity. Upon entry into the commercial register on June 28, 2018 and based on the merger agreement date May 17, 2018, Sloning BioTechnology GmbH, as the transferring legal entity, was merged into MorphoSys AG, as the acquiring legal entity, with the effective date of January 1, 2018.

1	Accounting Policies

The accounting and valuation principles applied to the consolidated financial statements for the financial year ended December 31, 2017, were also applied to the first six months of 2018 except for the principles of the new and revised standards as mentioned below. The former accounting principles can be found on the Company’s website under www.morphosys.com/financial-reports.

The mandatory application of the following new and revised standards and interpretations was required for the first time in the financial year.

Standard/Interpretation		Mandatory application for financial years starting on	Adopted by the European Union	Impact on MorphoSys

IFRS 9	Financial Instruments	01/01/2018	yes	yes
IFRS 15 und IFRS 15 (A)	Revenue from Contracts with Customers	01/01/2018	yes	yes
IFRS 2 (A)	Classification and Measurement of Share-based Payment Transactions	01/01/2018	yes	yes
IFRS 4 (A)	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	01/01/2018	yes	none
IFRS 15 (C)	Revenue from Contracts with Customers	01/01/2018	yes	yes
IAS 40 (A)	Transfers of Investment Property	01/01/2018	yes	none
IFRIC 22	Foreign Currency Transactions and Advance Consideration	01/01/2018	yes	none

	Annual Improvements to IFRS Standards 2014 – 2016 Cycle	01/01/2018	yes	none

(A) Amendments
(C) Clarifications

IFRS 9 - FINANCIAL INSTRUMENTS

The Group has applied the new IFRS 9 standard for financial instruments since January 1, 2018, whereby the exception granted by IFRS 9 Section 7.2.15 is applied for the transitional provisions for classification and measurement according to which the adjustment of prior year figures is not required.

As of January 1, 2018, financial instruments, namely money market funds, previously reported in the balance sheet item “available-for-sale financial assets” are now classified as “financial assets at fair value, with changes recognized in profit or loss”. They do not meet the IFRS 9 criteria for classification at amortized cost, because their cash flows do not represent solely payments of principal and interest.

Financial instruments, namely term deposits with fixed and variable interest rates as well as commercial papers, previously classified as “financial assets classified as loans and receivables” are now presented in the balance sheet item “other financial assets at amortized cost”. At the date of initial application the Group’s business model is to hold these financial instruments for collection of contractual cash flows, and the cash flows represent solely payments of principal and interest on the principal amount.

(in 000’s €)	Available-for-sale Financial Assets	Financial Assets at Fair Value through Profit or Loss	Financial Assets classified as Loans and Receivables	Other Financial Assets at Amortized Cost

Balance as of December 31, 2017	86,538	0	149,059	0
Reclassifications of “Available-for-sale Financial Assets” to “Financial Assets at Fair Value through Profit or Loss”	(86,538)	86,538	0	0
Reclassifications of “Financial Assets classified as Loans and Receivables” to “Other Financial Assets at Amortized Cost”	0	0	(149,059)	149,059
Balance as of January 1, 2018	0	86,538	0	149,059

As of January 1, 2018, there was no difference between the previous carrying amounts of financial instruments in accordance with IAS 39 and the carrying amounts in accordance with IFRS 9. As a result, no change in value has been recognized in accumulated deficit as of January 1, 2018. For financial instruments previously classified as “available-for-sale financial assets”, all unrealized gains and losses recognized in the revaluation reserve as of December 31, 2017 were reclassified to accumulated deficit as of January 1, 2018 as these financial instruments are now classified as “financial assets at fair value, with changes recognized in profit or loss”. No reclassification adjustment was required to be made to other financial assets at amortized cost under IFRS 9 compared to the application of IAS 39.

(in 000’s €)	Revaluation Reserve	Accumulated Deficit

Balance as of December 31, 2017	(105)	0
Reclassifications of “Available-for-sale Financial Assets” to “Financial Assets at Fair Value through Profit or Loss”	105	(105)
Balance as of January 1, 2018	0	(105)

On January 1, 2018, an expected twelve-month loss for financial instruments, namely the cash and cash equivalents as well as the term deposits, amounting to € 0.1 million was recognized as strictly required by IFRS 9. All of these debt investments at amortized cost are considered to have a low credit risk, and the risk provision recognized was therefore limited to twelve-month expected losses. For accounts receivable, the simplified impairment model was applied, resulting in a risk provision of € 0.1 million as of January 1, 2018.

	Impairment IAS 39	General Impairment Model			Simplified Impairment Model		Accumulated Deficit
(in 000’s €)		Stage 1	Stage 2	Stage 3	Stage 2	Stage 3

Balance as of December 31, 2017	0	0	0	0	0	0	0
Other Financial Assets at Amortized Cost	0	-136	0	0	0	0	-136
Accounts Receivable	0	0	0	0	-112	0	-112
Balance as of January 1, 2018	0	-136	0	0	-112	0	-248

MorphoSys did not apply hedge accounting under IAS 39 as at December 31, 2017, nor during the first half of 2018, therefore IFRS 9 has no impact on the recognition of hedging relationships.

CLASSIFICATION

From January 1, 2018, the Group classifies its financial assets (debt investments) in the following measurement categories: those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and those to be measured at amortized cost. The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. The Group reclassifies debt investments when, and only when, its business model for managing those assets changes.

MEASUREMENT

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following measurement categories.

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on the derecognition is recorded directly in profit or loss and presented in finance income/expense. Impairment losses are presented as separate line item in the statement of profit or loss.

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and presented in finance income/expense. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other income/expenses and impairment expenses are presented as separate line item in the statement of profit or loss.

Assets that do not meet the criteria for amortized cost or at fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss is recognized in profit or loss and presented net within finance income/expense in the period in which it arises.

IMPAIRMENT

From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and at fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. If, at the reporting date, the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to twelve-month expected credit losses. In case the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses.

For accounts receivable, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. To measure the expected credit losses, all accounts receivable have been grouped together as they share the same credit risk characteristics. Accounts receivable are written off when there is no reasonable expectation of recovery. One indicator that there is no reasonable expectation of recovery include, amongst others, when internal or external information indicate that the Group is unlikely to receive the outstanding contractual amounts in full.

IFRS 15 - REVENUE FROM CONTRACTS WITH CUSTOMERS

The Group has been applying IFRS 15, the new accounting standard governing revenue recognition, as of January 1, 2018 by using the modified retrospective method. Using this method requires that the cumulative effects of the first adoption of IFRS 15 be recognized in accumulated deficit as of January 1, 2018 without the need for an adjustment of previous periods. Hence, deferred revenue and accumulated deficit each decreased by € 1.1 million. This effect resulted from license payments which, under IFRS 15, are to be realized at a specific point in time rather than over a period of time, as was the case under IAS 18.

(in 000’s €)	Current Portion of Deferred Revenue	Deferred Revenue, Net of Current Portion	Accumulated Deficit

Balance as of December 31, 2017	1,389	306	0
Application of IFRS 15	-1,041	-94	1,135
Balance as of January 1, 2018	348	212	1,135

In general, the application of IFRS 15 requires a five-step approach:

•	Identifying the contract

•	Identifying the performance obligations

•	Determining the transaction price

•	Allocating the transaction price

•	Recognizing revenue

The Group’s revenue typically includes license fees, milestone payments, service fees and royalties. A license may provide the customer (licensee) the right to use the Company’s (licensor) intellectual property (IP) as it exists at the point in time the license is granted. For such license, revenue is recognized at a point in time when control transfers to the licensee (i.e., the licensee is able to use and benefit from the license) and the license period begins. As opposed to the right to use IP as described above, a license may provide access to the Company’s IP as it exists throughout the license period (right to access IP), such license being a performance obligation satisfied over time which results in revenue recognized over time accordingly, provided that all criteria in IFRS 15.B58 are fulfilled.

Development-based milestones generally represent a form of variable consideration as these payments are likely to be contingent on the occurrence of future events. Milestone payments are estimated and included in the transaction price based on either the expected value (probability-weighted estimate) or most likely amount approach. For milestone payments with a binary outcome such as achieving a certain success in clinical development (or not), the most likely amount is considered to be most predictive. Variable consideration is only recognized as revenue when the related performance obligation is satisfied and the Company determines that it is highly probable that there will not be a significant reversal of cumulative revenue recognized in future periods. Sales-based milestones are generally viewed as a sales-based royalty given that they are solely determined by subsequent sales of an approved drug. Accordingly, such milestones are recognized as revenue at the later of (1) when the subsequent sales or usage occur or (2) full or partial satisfaction of the performance obligation to which some or all of the royalty has been allocated.

Service fees are recognized as revenue over the service period based on a pattern that reflects the transfer of the services.

With regard to royalties, the sale- and usage-based royalty guidance in IFRS 15.B63 only applies if the license to the IP is the sole or predominant item to which the royalty relates, e.g. when the customer would ascribe significantly more value to the license than to other goods or services provided under an arrangement. The Company applies the general variable consideration guidance to estimate the transaction price if the license to the IP is not the predominant item.

The Company may enter into agreements with multiple performance obligations which can include both licenses and services. In such cases, it has to be assessed as to whether the license is distinct from services (or other performance obligations) provided under the same agreement. The transaction price is allocated to separate performance obligations based on the relative standalone selling price of the performance obligations in the agreement. The Company estimates the standalone selling price for items not sold separately. A residual approach is used as a method to estimate the standalone selling price when the selling price for a good or service is highly variable or uncertain.

In arrangements involving two or more unrelated parties that contribute to providing a specified good or service to a customer, the Company assesses whether the Company has promised to provide the specified good or service itself (as a principal) or to arrange for those specified goods or services to be provided by another party (as an agent). As a result of this assessment, the Company will report revenue on a gross basis (principal) or net basis (agent).

Based on the unique facts and circumstances, the assessment of an agreement may lead to the conclusion that the counterparty is a collaborator or partner rather than a customer, i.e. the agreement is not in the scope of IFRS 15, because the parties to the agreement equally share risks in the co-development of a drug as well as future profits earned on the commercialization of the approved drug.

OTHER ACCOUNTING STANDARDS

The effect on the consolidated financial statements of the extended provisions of IFRS 2 is not considered to be material.

The following new and revised standards and interpretations, which were not yet mandatory for the reporting period or were not yet adopted by the European

Union were not applied in advance. Standards with the remark “yes” are likely to have an impact on the consolidated financial statements and are currently being assessed by the Group. The following discussion focuses only on those changes that have a material impact. Standards with the remark “none” are not expected to have a material impact on the consolidated financial statements.

Standard/Interpretation		Mandatory application for financial years starting on	Adopted by the European Union	Impact on MorphoSys

IFRS 16	Leases	01/01/2019	yes	yes
IFRS 17	Insurance Contracts	01/01/2021	no	none
IFRS 9 (A)	Prepayment Features with Negative Compensation	01/01/2019	yes	none
IAS 19 (A)	Plan Amendment, Curtailment or Settlement	01/01/2019	no	none
IAS 28 (A)	Long-term Interests in Associates and Joint Ventures	01/01/2019	no	none
IFRIC 23	Uncertainty over Income Tax Treatments	01/01/2019	no	none

	Amendments to References to the Conceptual Framework in IFRS Standards	01/01/2020	no	none
	Annual Improvements to IFRS Standards 2015 – 2017 Cycle	01/01/2019	no	none

(A) Amendments

IFRS 16 - LEASES

The Group also reviewed the new IFRS 16 standard governing leases for its potential impact on existing lease contracts. Currently, all leases are accounted for as operating leases pursuant to IAS 17. As of January 1, 2019, right-of-use assets under existing lease contracts will be capitalized and lease liabilities will be recognized. Rental costs currently recognized in the statement of income will be replaced by depreciation on the respective assets and interest expenses, i.e. the related costs will be presented in different line items in the statement of income and may differ in their overall amount compared to the application of IAS 17. From today’s perspective, the Group has non-cancellable operating lease commitments of € 23.6 million. However, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit or loss and classification of cash flows.

2	Segment Reporting

When conducting segment reporting, the MorphoSys Group applies IFRS 8 “Segment Reporting”. An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the entity’s chief operating decision maker, the Management Board, and for which discrete financial information is available.

Segment information is provided for the Group’s operating segments based on the Group’s management and internal reporting structures. Segment results include items that can be either directly attributed to the individual segment or allocated to the segment on a reasonable basis.

The Management Board evaluates a segment’s economic success using selected key figures that include the Group’s complete income and expenses. EBIT, defined by the Company as operating earnings before finance income and expenses and impairment charges for financial assets and income taxes, is the key benchmark for measuring and evaluating the operating results. Other key internal reporting figures include revenues, operating expenses, segment results and liquidity.

The Group consists of the business segments described below.

PROPRIETARY DEVELOPMENT

The segment comprises all activities related to the proprietary development of therapeutic antibodies and peptides. These activities currently comprise a total of twelve antibodies and peptides, including the proprietary clinical programs MOR208, MOR202, and MOR106, which is co-developed with Galapagos. The proprietary program MOR103, also included in this segment, was out-licensed to GlaxoSmithKline (GSK) in 2013 and all activities since that time are conducted by GSK. This program has been allocated to this segment since the beginning of its development and will, therefore, continue to be reported under this segment. MorphoSys is also pursuing other programs that are either at an early stage of proprietary development or fall under co-development agreements. One of these programs is the clinical program MOR107 (formerly LP2) resulting from the acquisition of Lanthio Pharma B.V. One program is in preclinical development, a further six programs are in the discovery phase. The development of proprietary technologies is allocated to the Proprietary Development segment.

PARTNERED DISCOVERY

MorphoSys possesses one of the leading technologies for generating therapeutics based on human antibodies. The Group markets this technology commercially through its partnerships with numerous pharmaceutical and biotechnology companies. The Partnered Discovery segment encompasses all operating activities relating to these commercial agreements.

Q1-Q2	Proprietary Development		Partnered Discovery		Unallocated		Group
(in 000’s €)	2018	2017	2018	2017	2018	2017	2018	2017

External Revenues	259	460	10,665	23,129	0	0	10,924	23,589
Operating Expenses	(40,772)	(37,871)	(4,545)	(9,111)	(9,306)	(7,355)	(54,623)	(54,337)
Segment Result	(40,513)	(37,411)	6,120	14,018	(9,306)	(7,355)	(43,699)	(30,748)
Other Income	96	132	0	0	719	572	815	704
Other Expenses	0	0	0	0	(285)	(271)	(285)	(271)
Segment EBIT	(40,417)	(37,279)	6,120	14,018	(8,872)	(7,054)	(43,169)	(30,315)
Finance Income							217	172
Finance Expenses							(523)	(369)
Impairment Losses on Financial Assets							(727)	0
Profit before Taxes							(44,202)	(30,512)
Income Tax Benefit / (Expenses)							1,175	(604)
Net Loss							(43,027)	(31,116)

Q2	Proprietary Development		Partnered Discovery		Unallocated		Group
(in 000’s €)	2018	2017	2018	2017	2018	2017	2018	2017

External Revenues	65	255	8,060	11,494	0	0	8,125	11,749
Operating Expenses	(24,690)	(18,649)	(2,578)	(4,728)	(5,468)	(4,076)	(32,736)	(27,453)
Segment Result	(24,625)	(18,394)	5,482	6,766	(5,468)	(4,076)	(24,611)	(15,704)
Other Income	68	59	0	0	461	422	529	481
Other Expenses	0	0	0	0	(64)	(164)	(64)	(164)
Segment EBIT	(24,557)	(18,335)	5,482	6,766	(5,071)	(3,818)	(24,146)	(15,387)
Finance Income							196	57
Finance Expenses							(247)	(319)
Impairment Losses on Financial Assets							(639)	0
Profit before Taxes							(24,836)	(15,649)
Income Tax Benefit / (Expenses)							1,297	(425)
Net Loss							(23,539)	(16,074)

*	Differences due to rounding.

The following table provides an overview of the geographic distribution of Group revenues.

Q1-Q2 (in 000’s €)	2018	2017
Germany	259	490
Europe and Asia	1,662	22,040
USA and Canada	9,003	1,059
Total	10,924	23,589

The following table provides an overview of the timing of revenue recognition of Group revenues.

Q1-Q2 2018 (in 000’s €)	Proprietary Development	Partnered Discovery
At a Point in Time	259	10,336
Over Time	0	329
Total	259	10,665

3	Financial Instruments

MorphoSys regularly employs forward rate contracts to hedge its foreign exchange risk. As of June 30, 2018, there were six (December 31, 2017: twelve) unsettled forward rate agreements with remaining maturities of one to six months. A gross unrealized gain of less than € 0.1 million (December 31, 2017: € 0.3 million unrealized loss) was recorded in the financial result.

4	Fair Value Measurement

MorphoSys uses the following hierarchy for determining and disclosing the fair value of financial instruments.

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities to which the Company has access.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs).

The carrying amounts of financial assets and liabilities, such as other financial assets at amortized cost, as well as accounts payable and receivable, approximate their fair values due to their short-term maturities.

Hierarchy Level 2 contains forward rate contracts used for hedging currency fluctuation, term deposits and restricted cash. Future cash flows for these forward rate contracts are determined using forward curves. The fair value of these instruments is equivalent to their discounted cash flows. The fair value of term deposits and restricted cash is determined by discounting the expected cash flows with market interest rates.

There were no financial assets or liabilities allocated to hierarchy Level 3.

There were no transfers from one fair value hierarchy level to another in the years 2018 and 2017.

The fair values of financial assets and liabilities and the carrying amounts presented in the consolidated balance sheet consist of the items shown in the following table.

June 30, 2018	Hierarchy Level	Not classified into a Measurement Category	Financial Assets at Amortized Cost	Financial Assets at Fair Value	Financial Liabilities at Amortized Cost	Financial Liabilities at Fair Value	Total Carrying Amount	Fair value
(in 000’s €)

Cash and Cash Equivalents	*		55,538	0	0	0	55,538	*

Financial Assets at Fair Value through Profit or Loss	1		0	98,883	0	0	98,883	98,883

Other Financial Assets at Amortized Cost	*		217,182	0	0	0	217,182	*

Accounts Receivable	*		11,736	0	0	0	11,736	*

Other Receivables							795

thereof Financial Assets	*		756				756	*

thereof Forward Exchange Contracts used for Hedging	2		0	39		0	39	39

Current Assets			285,212	98,922	0	0	384,134

Other Financial Assets at Amortized Cost, Net of Current Portion	2		78,912	0		0	78,912	78,912

Prepaid Expenses and Other Assets, Net of Current Portion							3,153

thereof Non-Financial Assets	n/a	2,452					2,452	n/a

thereof Restricted Cash	2		701	0	0	0	701	701

Non-current Assets		2,452	79,613	0	0	0	82,065

Total		2,452	364,825	98,922	0	0	466,199

Accounts Payable and Accrued Expenses	*		0	0	(40,012)	0	(40,012)	*

Current Liabilities			0	0	(40,012)	0	(40,012)

Convertible Bonds - Liability Component	2		0	0	(87)	0	(87)	(87)

Non-current Liabilities			0	0	(87)	0	(87)

Total			0	0	(40,099)	0	(40,099)

*	Declaration waived in line with IFRS 7.29 (a). For these instruments carrying amount is a reasonable approximation of fair value.

December 31, 2017	Hierarchy Level	Not classified into a Measurement Category	Loans and Receivables	Available-for-sale	Other Financial Liabilities	Total Carrying Amount	Fair value
(in 000’s €)

Cash and Cash Equivalents	*		76,589	0	0	76,589	*

Available-for-sale Financial Assets	1		0	86,538	0	86,538	86,538

Financial Assets classified as Loans and Receivables	*		149,059	0	0	149,059	*

Accounts Receivable	*		11,234	0	0	11,234	*

Other Receivables	*		85	0	0	85	*

Prepaid Expenses and Other Current Assets						16,220

thereof Non-Financial Assets	n/a	15,788				15,788	n/a

thereof Restricted Cash	*		432	0	0	432	*

Current Assets		15,788	237,399	86,538	0	339,725

Prepaid Expenses and Other Assets, Net of Current Portion						3,344

thereof Non-Financial Assets	n/a	2,643				2,643	n/a

thereof Restricted Cash	2		701	0	0	701	701

Non-current Assets		2,643	701	0	0	3,344

Total		18,431	238,100	86,538	0	343,069

Accounts Payable and Accrued Expenses	*		0	0	(44,812)	(44,812)	*

Provisions						(1,186)

thereof Non-Financial Liabilities	n/a	(886)				(886)	n/a

thereof Forward Exchange Contracts used for Hedging	2		0	0	(300)	(300)	(300)

Current Liabilities		(886)	0	0	(45,112)	(45,998)

Convertible Bonds - Liability Component	2		0	0	(88)	(88)	(88)

Non-current Liabilities			0	0	(88)	(88)

Total		(886)	0	0	(45,200)	(46,086)

*	Declaration waived in line with IFRS 7.29 (a). For these instruments carrying amount is a reasonable approximation of fair value.

5	Changes in Group Stockholder’s Equity

COMMON STOCK

On June 30, 2018, the Company had common stock amounting to € 31,808,035 (December 31, 2017: € 29,420,785). Common stock increased by a total of € 2,386,250 (2,386,250 shares) as a result of the capital increases relating to the US IPO in April 2018. Common stock also increased by € 1,000 from the exercise of 1,000 convertible bonds granted to the Senior Management Group. The weighted average exercise price of the convertible bonds was € 31.88.

As of June 30, 2018, the value of treasury shares decreased to € 11,463,369 from € 11,826,981 on December 31, 2017. This decline resulted from the transfer of 8,639 of the Company’s own shares in the amount of € 319,297 from the performance-based 2014 long-term incentive plan (LTI Plan) to the Management Board and Senior Management Group. The vesting period for this LTI program expired on April 1, 2018 and provided beneficiaries a six-month option until October 10, 2018 to receive a total of 17,219 shares. In addition, a total of 1,199 treasury shares in the amount of € 44,315 were transferred to related persons. As a result of these transactions, MorphoSys held 309,840 treasury shares as of June 30, 2018 (December 31, 2017: 319,678 treasury shares).

ADDITIONAL PAID-IN CAPITAL

On June 30, 2018, additional paid-in capital amounted to € 618,183,743 (December 31, 2017: € 438,557,856). The increase totaling € 179,625,887 resulted mainly from the two capital increases in April 2018 in the amount of € 176,189,996, the allocation of personnel expenses from share-based payments in the amount of € 3,768,628 and the exercise of convertible bonds in the amount of € 30,875. This was partly compensated for by the decline from the reclassification of own shares related to the allocation of shares in the amount of € 319,297 from the 2014 long-term incentive plan and the allocation of own shares to related persons in the amount of € 44,315.

REVALUATION RESERVE

On June 30, 2018, the revaluation reserve amounted to € 0 (December 31, 2017: € -105,483). The increase of € 105,483 resulted from the adoption of the new IFRS 9 standard for financial instruments.

6	Changes in Stock Options, Convertible Bonds, and Performance Shares

In the first six months of 2018, there were no convertible bonds issued to the Management Board, Senior Management Group or to the employees.

In April 2018, under the 2018 Stock Option Plan (SOP Plan), a total of 67,778 stock options were issued to the Management Board, Senior Management Group and Company employees who are not part of the Senior Management Group. Further details can be found in Note 7.

In April 2018 under the 2018 long-term incentive plan (LTI Plan), a total of 20,357 performance shares were issued to the Management Board, Senior Management Group and Company employees who are not part of the Senior Management Group. Further details can be found in Note 8.

After the expiration of the four-year vesting period, the Management Board, Senior Management Group and former members of the Senior Management Group who have since left the Company were granted a six-month option to receive a total of 17,219 shares from the 2014 LTI program. As of June 30, 2018, a total of 8,639 shares from the 2014 LTI program were transferred to the program’s beneficiaries.

After the expiration of the four-year vesting period, the Management Board and Senior Management Group have the option until March 31, 2020 to exercise a total of 436,585 convertible bonds from the 2013 program. As of June 30, 2018, a total of 262,015 conversion rights from this program had been exercised, thereby creating 262,015 shares.

In May 2018, the Management Board, the Senior Management Group and certain employees of the Company who are not part of the Senior Management Group received a one-time entitlement in a total fixed amount of € 2.1 million. This entitlement is to be settled via the Company’s treasury shares upon exercise of the option by the beneficiaries. Beneficiaries are free to choose the exercise date within an exercise period ending December 31, 2018. Upon exercise, the fixed amount of the entitlement will be divided by the XETRA closing rate as of the day the option is exercised, and the resulting number of treasury shares will be transferred to the beneficiary. As of June 30, 2018, shares in an amount of € 0.1 million have been transferred to beneficiaries as a result of this entitlement.

7	Stock Options

On April 1, 2018, MorphoSys established a stock option plan (SOP) for the Management Board, the Senior Management Group and certain employees of the Company who are not members of the Senior Management Group. In accordance with IFRS 2, the program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2018 and the vesting period/performance period is four years. The stock options vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of stock options vested per year is calculated based on the key performance criteria of the absolute MorphoSys share price performance and the relative MorphoSys share price performance compared to the NASDAQ Biotechnology Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 200%. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year. The right to exercise a stock option, however, arises only at the end of the four-year vesting period/performance period.

The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 81.04.

MorphoSys reserves the right to settle the exercise of stock options through newly created shares from Conditional Capital 2016-III through the issuance of treasury shares or in cash if an exercise from Conditional Capital 2016-III is not possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is specifically until March 31, 2025.

If a member of the Management Board ceases to hold an office at MorphoSys Group before the end of the four-year vesting/performance period, the

Management Board member (or the member’s heirs) is entitled to stock options determined on a precise daily pro rata basis.

If a member of the Management Board ceases to hold an office at MorphoSys Group for good reason as defined by Sec. 626 Para. 2 of the German Civil Code (BGB), all unexercised stock options will be forfeited without any entitlement to compensation.

In case an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, a beneficiary is entitled to stock options determined on a precise daily pro rata basis. A period of absence is defined as either continuing sick leave or the inactivity of a beneficiaries’ service or employment relation without continued remuneration.

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period.

As of April 1, 2018, a total of 67,778 stock options had been granted to the beneficiaries, of which 29,312 had been granted to the Management Board (further details can be found in the “Stock Options” table in Note 7.4 “Related Parties”), 34,276 to the Senior Management Group and 4,190 to certain Company employees who do not belong to the Senior Management Group. The stated number of stock options granted is based on 100% target achievement. The fair value of the stock options on the grant date (April 1, 2018) was € 30.43 per stock option. In the period from the grant date to June 30, 2018, no beneficiary has left MorphoSys, and no stock options have been forfeited. For the calculation of personnel expenses resulting from share-based payments under the 2018 Stock Option Plan, the assumption is that four beneficiaries would leave the company during the four-year period.

The fair value of the stock options from the 2018 Stock Option Plan was determined with a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the NASDAQ Biotech Index and the TecDAX Index. The parameters of the program are listed in the table below.

April 2018 Stock Option Plan

Share Price on Grant Date in €	81.05
Strike Price in €	81.04
Expected Volatility of the MorphoSys share in %	35.95
Expected Volatility of the NASDAQ Biotech Index in %	25.10
Expected Volatility of the TecDAX Index in %	17.73
Performance Term of Program in Years	4.0
Dividend Yield in %	n/a
Risk-free Interest Rate in %	between 0.02 and 0.15

8	Long-Term Incentive Plan

On April 1, 2018, MorphoSys established another long-term incentive plan (LTI plan) for the Management Board, the Senior Management Group and certain employees of the Company who are not members of the Senior Management Group. According to IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2018 and the vesting/performance period is four years. If the predefined performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute MorphoSys share price performance and the relative MorphoSys share price performance compared to the NASDAQ Biotechnology Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year. In any case, the maximum pay-out at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a certain allocation of performance shares under the LTI plan, however, occurs only at the end of the four-year vesting/performance period.

At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the shares to the beneficiaries. Beneficiaries are free to choose the exercise date within this exercise period.

If the number of repurchased shares is not sufficient for servicing the LTI plan, MorphoSys reserves the right to pay a certain amount of the LTI plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date.

If a member of the Management Board ceases to hold an office at MorphoSys Group before the end of the four-year vesting/performance period, the Management Board member (or the member’s heirs) is entitled to performance shares determined on a precise daily pro rata basis.

If a member of the Management Board ceases to hold an office at MorphoSys Group for good reason as defined by Sec. 626 Para. 2 of the German Civil Code (BGB), the beneficiary will not be entitled to performance shares.

In case an accumulated period of absence of more than 90 days occurs during the four-year vesting/performance period, a beneficiary is entitled to performance shares determined on a precise daily pro rata basis. A period of absence is defined as either continuing sick leave or the inactivity of a beneficiaries’ service or employment relation without continued remuneration.

If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a certain allocation of performance shares under the LTI plan occurs only at the end of the four-year vesting period.

A total of 20,357 of these shares were allocated to beneficiaries on April 1, 2018 with 8,804 performance shares allocated to the Management Board, 10,291 performance shares allocated to the Senior Management Group and 1,262 performance shares allocated to certain employees of the Company who are not members of the Senior Management Group. The number of performance shares allocated is based on 100% achievement of the performance criteria and a company factor of 1. The fair value of the performance shares on the grant date (April 1, 2018) was € 103.58 per share. From the grant date until June 30, 2018, no beneficiary has left MorphoSys, and no performance shares have been forfeited. For the calculation of the personnel expenses from share-based payments under the 2018 LTI plan, the assumption is that four beneficiaries would leave the company during the four-year period.

The fair value of the performance shares from the long-term incentive plan 2018 was determined with a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the NASDAQ Biotech Index and the TecDAX Index. The parameters of the program are listed in the table below.

April 2018 Long-Term Incentive Program

Share Price on Grant Date in €	81.05
Strike Price in €	n/a
Expected Volatility of the MorphoSys share in %	35.95
Expected Volatility of the NASDAQ Biotech Index in %	25.10
Expected Volatility of the TecDAX Index in %	17.73
Performance Term of Program in Years	4.0
Dividend Yield in %	n/a
Risk-free Interest Rate in %	between 0.02 and 0.15

9	Personnel Expenses Resulting from Share-Based Payments

In the first six months of 2018, personnel expenses resulting from share-based payments totaling € 3.8 million were recognized in the income statement (Q1-Q2 2017: € 3.1 million). In 2018, this amount solely resulted from share-based payments settled with equity instruments, of which an amount of € 1.0 million was related to personnel expenses associated with LTI programs (Q1-Q2 2017: € 2.0 million) and € 0.7 million (Q1-Q2 2017: € 0.3 million) to stock options. The one-time entitlement for treasury shares granted to related persons resulted in the recognition of personnel expenses in the amount of € 2.1 million. Further details can be found in section 6 of the Notes.

10	Managers’ Transactions

The Group engages in business relationships with its Management Board and Supervisory Board members as related parties. In addition to cash compensation, the Company has granted stock options, convertible bonds and performance shares to members of the Management Board.

The tables below show the shares, stock options, convertible bonds and performance shares held by the members of the Management Board and Supervisory Board, as well as the changes in the members’ ownership in the first six months of 2018.

SHARES

	01/01/2018	Additions	Sales	06/30/2018

Management Board
Dr. Simon Moroney	483,709	0	0	483,709
Jens Holstein	11,000	2,600	0	13,600
Dr. Malte Peters	9,505	0	0	9,505
Dr. Markus Enzelberger	7,262	0	0	7,262
Total	511,476	2,600	0	514,076

Supervisory Board
Dr. Marc Cluzel	500	0	0	500
Dr. Frank Morich	1,000	0	0	1,000
Krisja Vermeylen	350	0	0	350
Wendy Johnson	500	0	0	500
Dr. George Golumbeski [1]	-	0	0	0
Michael Brosnan [1]	-	0	0	0
Dr. Gerald Möller [2]	11,000	900	0	-
Klaus Kühn [2]	0	0	0	-
Total	13,350	900	0	2,350

STOCK OPTIONS

	01/01/2018	Additions	Forfeitures [3]	Exercises	06/30/2018

Management Board
Dr. Simon Moroney	12,511	9,884	0	0	22,395
Jens Holstein	8,197	6,476	0	0	14,673
Dr. Malte Peters	8,197	6,476	0	0	14,673
Dr. Markus Enzelberger	5,266	6,476	0	0	11,742
Total	34,171	29,312	0	0	63,483

CONVERTIBLE BONDS

	01/01/2018	Additions	Forfeitures [3]	Exercises	06/30/2018

Management Board
Dr. Simon Moroney	88,386	0	0	0	88,386
Jens Holstein	60,537	0	0	0	60,537
Dr. Malte Peters	0	0	0	0	0
Dr. Markus Enzelberger	0	0	0	0	0
Total	148,923	0	0	0	148,923

PERFORMANCE SHARES

	01/01/2018	Additions	Forfeitures [3]	Allocations [4]	06/30/2018

Management Board
Dr. Simon Moroney	30,060	2,969	2,182	0	30,847
Jens Holstein	20,086	1,945	1,495	2,600	17,936
Dr. Malte Peters	3,187	1,945	0	0	5,132
Dr. Markus Enzelberger	5,987	1,945	329	0	7,603
Total	59,320	8,804	4,006	2,600	61,518

[1]	Dr. George Golumbeski and Michael Brosnan have joined the Supervisory Board of MorphoSys AG on May 17, 2018.
[2]

Dr. Gerald Möller and Klaus Kühn have left the Supervisory Board of MorphoSys AG on May 17, 2018. Changes in the number of shares after resignation from the Supervisory Board of MorphoSys AG are not presented in the tables.

[3]	Forfeited performance shares are a result of the KPI achievement rate of 63.5% and a company factor of 1.0 as determined at the end of the performance period of the LTI plan 2014.
[4]	Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year waiting period.

In May 2018, the Management Board was granted a one-time entitlement for the Company’s treasury shares in a total fixed amount of € 1.5 million which can be exercised until December 31, 2018. Further details can be found in section 6 of the Notes. As a result of this grant, Dr. Moroney is entitled to shares in the amount of € 483,616, Mr. Holstein to shares in the amount of € 358,857, Dr. Peters to shares in the amount of € 354,900 and Dr. Enzelberger to shares in the amount of € 285,650. As of June 30, 2018, no shares were transferred to members of the Management Board as a result of this entitlement.

The Supervisory Board of MorphoSys AG does not hold any stock options, convertible bonds or performance shares.

11	Transactions with Related Parties

Excluding the transactions described under “Managers’ Transactions”, there were no further transactions carried out with related parties in the first six months of 2018.

As of June 30, 2018, the Senior Management Group held 73,038 stock options (December 31, 2017: 42,126 stock options), 12,233 convertible bonds (December 31, 2017: 13,233 convertible bonds) and 79,478 performance shares (December 31, 2017: 86,438 performance shares), which were granted by the Company. A new stock option program and a new performance share program were issued to the Senior Management Group during the first six months of 2018. Further details can be found in Notes 7 and 8. In May 2018, the Senior Management Group was granted a one-time entitlement for the Company’s treasury shares in a total fixed amount of € 0.5 million which can be exercised until December 31, 2018. Further details can be found in section 6 of the Notes. As of June 30, 2018, shares in the amount of € 0.1 million were transferred to members of the Senior Management Group as a result of this entitlement. On April 1, 2018, the Senior Management Group was allocated 9,360 shares from the 2014 LTI plan with the option to receive these shares within a six-month period. As of June 30, 2018, the Senior Management Group had exercised options to receive 5,304 shares.

12	Subsequent Events

On July 2, 2018, MorphoSys AG established the wholly-owned subsidiary MorphoSys US Inc. under Section 102 of the General Corporation Law of the State of Delaware, USA. The entity will be fully included in MorphoSys AG’s scope of consolidation from the date of its foundation. On July 23, 2018, Jennifer L. Herron was appointed as Executive Vice President, Global Commercial and President, MorphoSys US Inc.

On July 10, 2018, MorphoSys announced that its licensing partner Janssen has started the clinical development of Tremfya® in Crohn’s disease. The clinical development program called GALAXI consists of three separate studies, a Phase 2 study (GALAXI 1), followed by two Phase 3 studies (GALAXI 2 and GALAXI 3), which will evaluate the safety and efficacy of Tremfya® in the treatment of patients with moderate to severe Crohn’s disease. In connection with the start of the GALAXI program, MorphoSys will receive two milestone payments from Janssen. Financial details were not disclosed.

On July 19, 2018, MorphoSys announced that MorphoSys and Galapagos NV have entered into a worldwide, exclusive agreement with Novartis Pharma AG covering the development and commercialization of their joint program MOR106. MOR106 is an investigational, fully human, IgG1 monoclonal antibody directed against the target IL-17C that was generated in a collaboration between MorphoSys and Galapagos.

Under the terms of the agreement, the parties will cooperate to broaden the existing development plan for MOR106 significantly. Novartis will be exclusively holding all rights for commercialization of any products resulting from the agreement.

Upon the signing of the agreement, all future research, development, manufacturing and commercialization costs for MOR106 will be borne by Novartis. This includes the ongoing phase 2 IGUANA trial in atopic dermatitis (AtD) patients as well as a planned phase 1 study to evaluate the safety and efficacy of a subcutaneous formulation of MOR106 in healthy volunteers and AtD patients. MorphoSys and Galapagos will conduct additional trials to support development of MOR106 in AtD. Under the terms of the agreement, Novartis will explore the potential of MOR106 in additional indications other than AtD.

In addition to the funding of the current and future MOR106 program by Novartis, MorphoSys and Galapagos will jointly receive an upfront payment of EUR 95 million. Pending achievement of certain developmental, regulatory, commercial and sales-based milestones, MorphoSys and Galapagos would jointly be eligible to receive significant milestone payments, potentially amounting to up to approximately USD 1 billion (converted on the basis of the current euro-dollar exchange rate at the time the contract was signed), in addition to tiered royalties on net commercial sales in the range of up to low-teens to low-twenties. Under the terms of their agreement from 2008, Galapagos and MorphoSys will share all payments equally (50/50).

The agreement between MorphoSys, Galapagos, and Novartis is subject to clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act, and will become effective as soon as this condition has been met.

In July 2018, MorphoSys AG acquired a 19.9% minority interest in adivo GmbH, Martinsried, as part of a start-up financing. Adivo is a spin-off of MorphoSys AG, which is engaged in the research and development of therapeutics for veterinary medicine. In addition to the two founding shareholders, two former MorphoSys employees, two financial investors and MorphoSys are the only strategic investors in adivo. Under a license agreement, MorphoSys has granted adivo rights to a fully synthetic dog-based antibody library based on MorphoSys’s proven modular combinatorial concept.

Responsibility Statement

“To the best of our knowledge, and in accordance with the applicable accounting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the Group’s net assets, financial position and results of operations, and the group interim management report provides a fair view of the development and performance of the business and the position of the Group together with a description of the principal opportunities and risks associated with the Group’s expected development during the remainder of the financial year.”

Planegg, July 31, 2018

Dr. Simon Moroney	Jens Holstein
Chief Executive Officer	Chief Financial Officer

Dr. Malte Peters	Dr. Markus Enzelberger
Chief Development Officer	Chief Scientific Officer

Imprint

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel.:	+49-89-89927-0
Fax:	+49-89-89927-222
Email:	info@morphosys.com

www.morphosys.de

Corporate Communications and Investor Relations

Tel.:	+49 -89-89927-404
Fax:	+49 -89-89927-5404
Email:	investors@morphosys.com

Published on August 1, 2018

This half-year report is also available in German and may be downloaded from the Company’s website (PDF).

Concept and Design

3st kommunikation GmbH, Mainz

Translation

Klusmann Communications, Niedernhausen

Produced in-house using firesys.

HuCAL®,     HuCAL GOLD®,     HuCAL PLATINUM®,     CysDisplay®,     RapMAT®,     arYla®,     Ylanthia®,     100 billion high potentials®, Slonomics®,     Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

Financial Calendar 2018

MARCH 13, 2018	PUBLICATION OF 2017 YEAR-END RESULTS
MAY 2, 2018	PUBLICATION OF FIRST QUARTER INTERIM STATEMENT 2018
MAY 17, 2018	2018 ANNUAL GENERAL MEETING IN MUNICH
AUGUST 1, 2018	PUBLICATION OF 2018 HALF-YEAR REPORT
NOVEMBER 5, 2018	PUBLICATION OF THIRD QUARTER INTERIM STATEMENT 2018

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel.: +49-89-89927-0

Fax: +49-89-89927-222

www.morphosys.de